EXHIBIT 99.3

Seabridge Gold Inc.

Report to Shareholders

Quarter Ended September 30, 2018

Recent Highlights

• 2018 KSM exploration drilling successfully extends Iron Cap Deposit

• Geotechnical, waste characterization and reserve confirmation drilling indicate KSM block model performing well

• $14 million non-brokered private placement secured in November

2018 KSM Drill Program

In June, Seabridge commenced a 26,700 meter drill program at its 100% owned KSM project located in northwestern British Columbia, Canada. The principal objectives for this years’ program at KSM were to: (i) test the down plunge projection of the high grade core zone of the Iron Cap Deposit to the west of the current resource; (ii) evaluate the relative positioning between Iron Cap resources and the currently planned alignment of the Mitchell-Treaty Tunnel (“MTT”); and (iii) undertake additional geotechnical, waste characterization and model confirmation drilling to help refine engineering parameters for the deposits and to ensure that the project is ready for final feasibility when a partner is secured.

Iron Cap Drill Hole (IC-18-75) Returns 583 Meters of 0.59 gpt Gold and 0.41% Copper

16,500 meters in 14 holes were drilled this year at Iron Cap. Due to its proximity to the MTT and its higher grade, Iron Cap could potentially improve KSM’s economics by mining it before the Kerr deposit. The 2018 program successfully tested the down plunge projection of the Iron Cap core zone, assessed the distribution of post-mineral intrusions on the south end of the Iron Cap deposit and obtained data for the re-alignment of the proposed MTT to avoid conflicts with mining operations. Our expectation from this years’ program is that we will extend and improve our resource model for Iron Cap, which is on course to becoming one of the best deposits in the KSM complex. A new resource estimate should be completed in the first quarter of the new year.

Results from two holes on the Iron Cap target are:

2018 Iron Cap Drill Results

Hole ID	Hole Length (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/T)	Copper Grade (%)	Silver Grade (g/T)
IC-18-74	855.4	802.5	855.4	52.9	0.70	0.34	3.7
IC-18-74B	1687.8	837.5	872.0	34.6	0.46	0.43	11.2
		967.1	1199.3	232.2	0.30	0.25	1.0
		1270.3	1354.1	83.8	0.42	0.29	1.1
		1412.2	1508.1	95.9	0.38	0.35	1.2
IC-18-75	1662.1 including including	878.3	914.3	36.1	0.54	0.39	1.3
		991.6	1574.3	582.7	0.59	0.41	1.4
		1063.3	1158.3	95.0	0.84	0.62	1.1
		1192.3	1250.2	57.9	1.00	0.44	1.5

The drill holes reported above were designed to test down plunge and across the Iron Cap deposit. Intervals reported are approximately normal to the strike of the mineralized zone, however hole orientations vary as collar locations are restricted due to topography. Additional drilling is required to confirm this thickness, which is anticipated as development progresses.

The results of the remaining 12 holes drilled this year at Iron Cap are expected to be announced in the coming weeks.

106 Front Street East, Suite 400, Toronto, OntarioM5A 1E1, Canada

Telephone: (416) 367-9292 Facsimile: (416) 367-2711 www.seabridgegold.net

Confirmation Drilling Substantiates Reserve Model

Five holes totaling 1,746 meters were sited to confirm the mineral reserves in those areas where production would likely begin. Drill holes in the Mitchell, Sulphurets and Kerr deposits confirmed block grades comparable to model predictions. Results include:

2018 Mineral Reserve Confirmation Drill Results

Hole ID	Hole Length (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/T)	Copper Grade (%)	Silver Grade (g/T)
M-18-132	380	5.9	380	374.1	0.84	0.20	3.36
M-18-133	54	5.5	54	48.5	0.86	0.18	2.63
M-18-134	381	4.5	381	376.5	0.79	0.27	5.49
K-18-53	501 Including	70.7	205.0	134.3	0.26	0.41	1.78
		275.1 298.0	498.0 362.7	222.9 64.7	0.28 0.48	0.51 1.06	1.94 2.24
S-18-80	430	106.7	164.0	57.3	0.41	0.21	0.45
		193.7	272.4	78.7	0.78	0.36	0.74
		283.8	310.0	26.2	0.80	0.07	0.46
		324.5	348.0	23.5	0.93	0.04	1.39
		367.0	430.0	63.0	0.57	0.05	0.70

The drill holes reported above were designed to test specific zones within KSM’s mineral reserves and were not designed to test true thicknesses of the deposits. Each of the reported holes ended in mineralization.

Waste Characterization Drilling

A total of 12 drill holes orientated into the margins of the Mitchell and Sulphurets deposits have been completed totaling 4,919 meters. These holes were designed to test an updated block model of waste types on the margins of the deposits. Additional analytical work is continuing on these drill holes, however initial inspection indicates the block model is performing well. The updated block model did not capture several narrow un-mineralized intrusions encountered in this drilling. These occurrences will be included when the model is modified and are expected to reduce the volume of potentially acid-generating waste rock.

Geotechnical Drilling

Nine geotechnical drill holes have been completed totaling 3,609 meters of drilling. The work focused on evaluating the material properties of fractures and faults on the planned pit high-walls. Results will be used to plan additional work for the Mitchell and Sulphurets deposits. Hydrogeological pump tests were abandoned for this season, in part due to the exceptionally dry weather.

Financial Results

During the three-month period ended September 30, 2018 Seabridge posted a net loss of $2.8 million ($0.05 per share) compared to a loss of $1.5 million ($0.03 per share) for the same period last year. During the 3rd quarter, Seabridge invested $17.2 million in mineral interests, primarily at KSM and Iskut, compared to $9.6 million during the same period last year. At September 30, 2018, net working capital was $7.9 million compared to $19.6 million at December 31, 2017.

In November 2018, Seabridge secured a non-brokered private placement of 1,000,000 shares at $14.00 per share for gross proceeds of $14.0 million. The proceeds from the financing will be used to fund general working capital requirements and a 2019 drill program at the Company’s 100% owned Snowstorm Project located in Nevada. The private placement is expected to close on or about November 23, 2018.

On Behalf of the Board of Directors,

/S/ “Rudi P. Fronk”

Chairman and Chief Executive Officer

Toronto, Canada

November 14, 2018